FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasa 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated Financial Results for the nine months ended December 31, 2007 which was filed with the Tokyo Stock Exchange on February 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2008

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Representative Director and CFO

Consolidated Financial Results

for the Third Quarter Ended December 31, 2007

(Prepared in Accordance with U.S. GAAP)

February 5, 2008

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)

1. Consolidated Financial Results for the Third Quarter Ended December 31, 2007 and for the Nine Months Ended December 31, 2007

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Third quarter ended December 31, 2007	¥95,987	¥19,112	¥18,859	¥11,622
% change from previous period	3.4	15.3	13.0	22.7
Third quarter ended December 31, 2006	92,838	16,583	16,688	9,473
% change from previous period	15.1	1.2	7.0	(2.1)

Nine months ended December 31, 2007	¥229,730	¥32,154	¥31,934	¥17,910
% change from previous period	8.1	20.4	20.2	22.8
Nine months ended December 31, 2006	212,437	26,698	26,572	14,587
% change from previous period	10.3	12.0	(11.2)	(12.3)

Year ended March 31, 2007	280,279	28,145	27,567	16,211

	Basic net income per share	Diluted net income per share
Third quarter ended December 31, 2007	¥84.64	¥84.62
Third quarter ended December 31, 2006	69.03	69.00

Nine months ended December 31, 2007	¥130.46	¥130.43
Nine months ended December 31, 2006	106.33	106.27

Year ended March 31, 2007	118.15	118.09

(2) Consolidated Financial Position

	(Millions of Yen, except per share data)
	Total assets	Total stockholders’ equity	Equity-assets ratio	Stockholders’ equity per share
December 31, 2007	¥319,902	¥185,167	57.9%	¥1,348.54
December 31, 2006	300,434	172,707	57.5%	1,258.34

March 31, 2007	304,657	174,662	57.3%	1,272.54

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents, end of period
	Operating activities	Investing activities	Financing activities
Nine months ended December 31, 2007	¥19,560	¥(13,487)	¥(14,601)	¥49,403
Nine months ended December 31, 2006	15,471	(9,536)	(31,966)	43,745

Year ended March 31, 2007	31,824	(11,098)	(33,212)	57,333

2. Cash Dividends

	Cash dividends per share (yen)
Record Date	Interim	Year end	Annual
Year ended March 31, 2007	27.00	27.00	54.00

Year ending March 31, 2008	27.00	—
-Forecast-	—	27.00	54.00

3. Consolidated Financial Forecast for the Year Ending March 31, 2008

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income	Basic net income per share
Year ending March 31, 2008	¥295,000	¥33,000	¥32,500	¥18,300	¥133.33
% change from previous year	5.3%	17.3%	17.9%	12.9%

Note: There has been no change in our forecast since we originally announced it on May 22, 2007.

4. Other

(1)	Changes to principal subsidiaries during the period (status changes of specified subsidiaries due to changes in the scope of consolidation): None

(2)	Adoption of simplified methods in accounting policies: None

(3)	Changes in accounting principles from the nearest consolidated fiscal year ended: None

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our digital entertainment business and gaming & system business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health services industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (“the Company”), and its 22 consolidated subsidiaries and one equity-method affiliate.

Each of the Company and its subsidiaries and affiliated company is categorized into four business segments based on its operations as stated below. Business segment categorization is based on the same criteria explained below under “6. Segment Information (Unaudited).”

Business Segments	Major Companies
Digital Entertainment	Domestic	Konami Digital Entertainment Co., Ltd. (Note 3)
HUDSON SOFT CO., LTD.
Konami Manufacturing & Service, Inc.

	Overseas	Konami Digital Entertainment, Inc.
Konami Digital Entertainment GmbH
Konami Digital Entertainment B.V.
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., One other company

Health & Fitness	Domestic	Konami Sports & Life Co., Ltd.
COMBI WELLNESS Corporation
Konami Manufacturing & Service, Inc.
Resort Solution Co., Ltd. (Note 2), Two other companies

Gaming & System	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Other	Domestic	Konami Manufacturing & Service, Inc.
KPE, Inc. , Konami Real Estate, Inc., Two other companies

	Overseas	Konami Corporation of America
Konami Digital Entertainment B.V., One other company

Notes:

1.	Companies that have operations encompassed by more than one segment are included in the respective segments in which they operate.
2.	Resort Solution Co., Ltd. is an equity-method affiliate.
3.	Konami Digital Entertainment Co., Ltd. merged with Konami Career Management, Inc., Konami School, Inc. and Megacyber Corporation on April 1, 2007.

2. Business Performance and Cash Flows

1. Business Performance

Overview

Overview for the third quarter ended December 31, 2007

In the sectors of the entertainment industry relevant to the Company and its subsidiaries (“Konami”), one year has passed since the release of game consoles such as Wii and PLAYSTATION®3. These types are now prevalent in the market, alongside the hand-held game devices such as Nintendo DS and PlayStation®Portable. The market for home video game software is therefore growing increasingly active.

In the health industry, demand for products and services to prevent lifestyle diseases and maintain and promote good health is expected to climb further, boosted by the launch of a national policy calling for “designated checkups and health guidance” starting from April 2008.

Under these circumstances, the Digital Entertainment segment enjoyed strong sales of the soccer game series in home video game software. The Europe release of PRO EVOLUTION SOCCER 2008, a title with multi-platform compatibility, has proven to be particularly popular. Sales of products for amusement arcades were also steady, including our flagship video game MAH-JONG FIGHT CLUB 6, and GRANDCROSS, a large-size token-operated game.

In the Health and Fitness segment we have worked to improve health-support services targeting people of all ages in response to growing interest in improving health and avoiding the need for nursing care, through enhancement of various programs and health products, and the introduction of proprietary IT health management systems. Our expertise and track record in running outsourced facilities are now widely recognized throughout Japan, and a growing number of these facilities are being put into operation.

In the Gaming and System segment, we have expanded our lineup of content to cater to the expanding North American market and the stable Australian Market. As a result, sales of slot machines and Casino Management System have risen steadily.

In terms of financial performance, consolidated net revenue was ¥95,987 million during the current quarter (a 3.4% increase from the same period in the previous year) and ¥229,730 million for the nine months ended December 31, 2007 (a 8.1% increase from the same period in the previous year). Results of our operating income amounted to ¥19,112 million during the current quarter (a 15.3% increase from the same period in the previous year) and ¥32,154 million for the nine months ended December 31, 2007 (a 20.4% increase from the same period in the previous year). Consolidated net income amounted to ¥11,622 million during the current quarter (a 22.7% increase from the same period in the previous year) and ¥17,910 million for the nine months ended December 31, 2007 (a 22.8% increase from the same period in the previous year).

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	% change
Digital Entertainment	¥129,447	¥141,140	9.0
Health & Fitness	66,636	64,985	(2.5)
Gaming & System	11,847	12,645	6.7
Other and Eliminations	4,507	10,960	143.2

Consolidated net revenues	¥212,437	¥229,730	8.1

Digital Entertainment segment:

In the Computer and Video Games business, we recorded strong sales in sports titles, a genre in which Konami is particularly strong. Strong sellers included WORLD SOCCER Winning Eleven 2008, JIKKYOU PAWAFURU MAJOR LEAGUE 2, and JIKKYOU PAWAFURU PUROYAKYU 14 in the domestic market, and PAWAPUROKUN POCKET 10 and KIRARIN REVOLUTION Tsukuttemisechao!Kime Kira Stage for hand-held game devices. In Europe, PRO EVOLUTION SOCCER 2008 grew steadily last year and recorded even stronger sales this year. In North America, the DanceDanceRevolution series continue to be popular.

In our Toy & Hobby business, our mainstay product, the YU-GI-OH! TRADING CARD GAME series, continued to expand worldwide, recording steady sales. As original content, we released a coin bank modeled after PICCADILLY CIRCUS, a token-operated game that scored a big hit several years ago. BUSOU SHINKI, our original action figure, also sold steadily as an ongoing popular favorite among users.

In our Amusement business, MAH-JONG FIGHT CLUB, a series linked with the e-AMUSEMENT network service for connecting arcade game machines nationwide, continued to garner favorable reviews in the video games sector. Other new releases with steady sales performance in the video game sector included OTOMEDIUS, the first shooting game designed for the e-AMUSEMENT system under the editorship of a popular cartoonist, BASEBALL HEROES 3, the latest version of a popular video game series played with cards bearing the portraits of professional baseball players, and beatmania IIDX 15 DJ TROOPERS, the latest version of our mainstay music game. In the field of token-operated games, GRANDCROSS, an extra-large token-operated machine, continued to sell well. SPINFEVER, a mid-sized pusher game with a new jackpot mechanism (partially inspired by the pinball machine), has been warmly received by the market and has contributed to sales.

In our Online business, we released a number of new game sites for mobile phones. These included SUROTORE! KPE, a site where users can enjoy the latest Pachi slot machine type virtual game released by the Konami Group company, KPE Inc., and training applications produced by well-known writers; Konami Kisekae-Changer, a graphic portal site for posting graphics from Konami game content and popular characters on a standby screen and using the content for mobile phone messages; and KONAMI LIFE, a site with enjoyable avatar games and simple mini-games.

In our Multimedia business we released a number of guides, books, DVDs, music CDs, and other merchandise tied in with popular game software and anime titles. Especially steady sellers included WORLD SOCCER WINNING ELEVEN 2008 OFFICIAL PERFECT DATA, the guidebook released simultaneously with the game title WORLD SOCCER Winning Eleven 2008.

In terms of financial performance, the Digital Entertainment segment recorded consolidated net revenues of ¥67,162 million during the current quarter (a 1.9% increase from the same period in the previous year) and ¥141,140 million for the nine months ended December 31, 2007 (a 9.0% increase from the same period in the previous year).

Health & Fitness segment:

In our fitness clubs business we have been working to offer higher-quality services by speeding up the implementation of IT in health management systems and improving our health programs. More clubs installed the e-XAX, a system to keep track of individual exercise histories and manage data on fitness progress. Further effort also went into promoting the BIOMETRICS diet program and the 6WEEKS lifestyle disease prevention program. Our Undo-Jyuku offers programs optimized for children, the goal of which is to cultivate a sound “mind” and “intellect” in a sound “body.” The NEICHILD WINTER CAMP IN HAKUBA, a special event organized by Undo-Jyuku to promote this goal, offered children the opportunity to enjoy exercise in nature.

In the outsourced facilities business we put Konami’s know-how to good use in promoting better health in the community through the operation of public facilities. Spark Ayukawa (Ibaraki), a facility outsourced to us, began operating in October 2007. As a result, the total number of directly managed facilities and facilities outsourced to us in Japan reached 320 by the end of December 2007.

In the health products segment, a range of Konami training machines for preventive nursing care was exhibited at the International Home Care & Rehabilitation Exhibition. Konami started an industry-university tie-up with Osaka Electro-Communication University for the purpose of “nurturing personnel” and “developing machines” in connection with health, and is now working proactively for product development.

As health enhancement programs inside and outside of fitness facilities, Konami held a walk rally, Gambare! Nippon!® Walkrally, using the e-walkeylife2 multifunctional USB pedometer, and promoted original services using health data.

In terms of financial performance, the Health & Fitness segment recorded consolidated net revenues of ¥21,086 million during the current quarter (a 5.0% decrease from the same period in the previous year) and ¥64,985 million for the nine months ended December 31, 2007 (a 2.5% decrease from the same period in the previous year).

Gaming & System segment:

In the Gaming & System segment, the K2V series slot machines and Konami Casino Management System continue to sell well in North America, where casinos continue to expand. At the “Global Gaming Expo” held in Las Vegas in November 2007—the world’s biggest gaming show—Konami exhibited and released Advantage+ 5, its new mechanical 5-reel slot machine. Advantage+ 5 received favorable comments, and sales of the product were commenced.

Meanwhile, Australia’s casino market remains stable in spite of the cap recently imposed on the number of machines that can be installed in major states. The Australian market is also being affected by recent amendments of tax laws and non-smoking laws. While trying to enhance services to current customers, we intend to expand sales by continuing to provide new products.

In our efforts to continue responding to market growth on a global scale, we will further strengthen the global business structure and seek to secure steady revenues from participation agreements (a form of equipment sale in which the profits of casino operators are shared) and the ongoing maintenance and servicing of the Konami Casino Management System in North America. We will also work to inject the Konami Casino Management System into the domestic market in Australia and other markets overseas.

In terms of financial performance, our Gaming & System segment recorded consolidated net revenues of ¥5,045 million during the current quarter (a 22.2% increase from the same period in the previous year) and ¥12,645 million for the nine months ended December 31, 2007 (a 6.7% increase from the same period in the previous year).

2. Cash Flows

Cash flow summary for the nine months ended December 31, 2007:

	Millions of Yen
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Change
Net cash provided by operating activities	¥15,471	¥19,560	¥4,089
Net cash used in investing activities	(9,536)	(13,487)	(3,951)
Net cash used in financing activities	(31,966)	(14,601)	17,365
Effect of exchange rate changes on cash and cash equivalents	1,082	598	(484)
Net decrease in cash and cash equivalents	(24,949)	(7,930)	17,019

Cash and cash equivalents, end of the period	43,745	49,403	5,658

Cash and cash equivalents (hereafter, referred to as “Net cash”), at December 31, 2007, amounted to ¥49,403 million, a decrease of ¥7,930 million from the end of March 2007, or a 12.9% increase compared to the end of December 2006.

Cash flow summary for each activity for the nine months ended December 31, 2007 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥19,560 million, a 26.4% increase compared to the previous same period. This increase, despite the decrease in Net cash consisted of trade notes, account receivable and accounts payable, resulted from an increase in net income and accrued income taxes.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥13,487 million, a 41.4% increase compared to the previous same period. This primarily resulted from the increase in lease deposits from relocation of our offices and capital expenditure for capital investments.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥14,601 million, a 54.3% decrease compared to the previous same period. Despite the expenditures for redemption of bonds and dividends distributed, this decrease primarily resulted from issuance of bonds.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2006		December 31, 2007		March 31, 2007		December 31, 2007
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥43,745		¥49,403		¥57,333		$432,790
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥592 million, ¥530 million ($4,643 thousand) and ¥540 million at December 31, 2006, December 31, 2007 and March 31, 2007, respectively	46,953		45,730		29,729		400,613
Inventories	24,573		24,027		24,236		210,486
Deferred income taxes, net	17,266		17,802		14,877		155,953
Prepaid expenses and other current assets	6,851		11,641		12,086		101,980

Total current assets	139,388	46.4	148,603	46.5	138,261	45.4	1,301,822

PROPERTY AND EQUIPMENT, net	45,317	15.1	59,573	18.6	53,294	17.5	521,883

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	644		649		701		5,686
Investments in affiliates	6,054		6,343		6,213		55,567
Identifiable intangible assets	38,606		38,066		38,585		333,474
Goodwill	23,153		22,518		22,738		197,267
Lease deposits	26,318		26,649		24,906		233,456
Deferred income taxes, net	3,266		1,730		2,593		15,155
Other assets	17,688		15,771		17,366		138,160

Total investments and other assets	115,729	38.5	111,726	34.9	113,102	37.1	978,765

TOTAL ASSETS	¥300,434	100.0	¥319,902	100.0	¥304,657	100.0	$2,802,470

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2006		December 31, 2007		March 31, 2007		December 31, 2007
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥22,616		¥7,807		¥23,073		$68,392
Trade notes and accounts payable	24,100		20,828		24,002		182,462
Accrued income taxes	8,845		9,568		1,740		83,820
Accrued expenses	21,105		23,002		19,179		201,507
Deferred revenue	6,076		5,623		5,661		49,260
Other current liabilities	5,820		9,698		8,811		84,958

Total current liabilities	88,562	29.5	76,526	23.9	82,466	27.1	670,399
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	16,386		32,555		24,248		285,195
Accrued pension and severance costs	2,687		2,677		2,708		23,452
Deferred income taxes, net	11,975		12,459		12,207		109,145
Other long-term liabilities	5,482		6,669		5,669		58,423

Total long-term liabilities	36,530	12.1	54,360	17.0	44,832	14.7	476,215

TOTAL LIABILITIES	125,092	41.6	130,886	40.9	127,298	41.8	1,146,614

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,635	0.9	3,849	1.2	2,697	0.9	33,719

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value-Authorized 450,000,000 shares; issued 143,555,786 shares at December 31, 2006, December 31, 2007 and March 31, 2007	47,399	15.8	47,399	14.8	47,399	15.6	415,234
Additional paid-in capital	77,184	25.7	77,220	24.2	77,213	25.3	676,478
Legal reserve	284	0.1	284	0.1	284	0.1	2,488
Retained earnings	60,936	20.3	73,057	22.8	62,560	20.5	640,009
Accumulated other comprehensive income	5,330	1.7	5,469	1.7	5,617	1.8	47,911
Treasury stock, at cost- 6,307,387 shares, 6,246,880 shares and 6,300,970 shares at December 31, 2006, December 31, 2007 and March 31, 2007, respectively	(18,426)	(6.1)	(18,262)	(5.7)	(18,411)	(6.0)	(159,983)

Total stockholders’ equity	172,707	57.5	185,167	57.9	174,662	57.3	1,622,137

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥300,434	100.0	¥319,902	100.0	¥304,657	100.0	$2,802,470

4. Consolidated Statements of Income (Unaudited)

(For the nine months ended December 31, 2007)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Year ended March 31, 2007		Nine months ended December 31, 2007
		%		%		%
NET REVENUES:
Product sales revenue	¥151,644		¥170,197		¥199,620		$1,490,994
Service revenue	60,793		59,533		80,659		521,533

Total net revenues	212,437	100.0	229,730	100.0	280,279	100.0	2,012,527

COSTS AND EXPENSES:
Costs of products sold	87,201		99,647		118,806		872,948
Costs of services rendered	56,731		55,229		74,700		483,828
Selling, general and administrative	41,807		42,700		58,628		374,069

Total costs and expenses	185,739	87.4	197,576	86.0	252,134	90.0	1,730,845

Operating income	26,698	12.6	32,154	14.0	28,145	10.0	281,682

OTHER INCOME (EXPENSES):
Interest income	589		699		821		6,124
Interest expense	(703)		(791)		(985)		(6,930)
Other, net	(12)		(128)		(414)		(1,121)

Other income (expenses), net	(126)	(0.1)	(220)	(0.1)	(578)	(0.2)	(1,927)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	26,572	12.5	31,934	13.9	27,567	9.8	279,755
INCOME TAXES	11,562	5.4	13,000	5.7	10,919	3.9	113,885
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	15,010	7.1	18,934	8.2	16,648	5.9	165,870
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	501	0.2	1,159	0.5	575	0.2	10,154
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	78	0.0	135	0.1	138	0.0	1,183

NET INCOME	¥14,587	6.9	¥17,910	7.8	¥16,211	5.7	$156,899

PER SHARE DATA:

	Yen			U.S. Dollar
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007	Nine months ended December 31, 2007
Basic net income per share	¥106.33	¥130.46	¥118.15	$1.14
Diluted net income per share	106.27	130.43	118.09	1.14

Weighted-average common share outstanding	137,187,117	137,282,833	137,202,151
Diluted weighted-average common shares outstanding	137,261,200	137,318,036	137,271,645

(For the third quarter ended December 31, 2007)

	Millions of Yen				Thousands of U.S. Dollars
	Third quarter ended December 31, 2006		Third quarter ended December 31, 2007		Third quarter ended December 31, 2007
		%		%
NET REVENUES:
Product sales revenue	¥72,291		¥76,658		$671,555
Service revenue	20,547		19,329		169,330

Total net revenues	92,838	100.0	95,987	100.0	840,885

COSTS AND EXPENSES:
Costs of products sold	41,654		43,263		379,001
Costs of services rendered	18,934		17,021		149,111
Selling, general and administrative	15,667		16,591		145,344

Total costs and expenses	76,255	82.1	76,875	80.1	673,456

Operating income	16,583	17.9	19,112	19.9	167,429

OTHER INCOME (EXPENSES):
Interest income	191		194		1,699
Interest expense	(124)		(275)		(2,409)
Other, net	38		(172)		(1,507)

Other income (expenses), net	105	0.1	(253)	(0.3)	(2,217)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	16,688	18.0	18,859	19.6	165,212
INCOME TAXES	7,089	7.7	7,012	7.3	61,428
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	9,599	10.3	11,847	12.3	103,784
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	123	0.1	213	0.2	1,866
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(3)	(0.0)	(12)	(0.0)	(105)

NET INCOME	¥9,473	10.2	¥11,622	12.1	$101,813

PER SHARE DATA:

	Yen		U.S. Dollar
	Third quarter ended December 31, 2006	Third quarter ended December 31, 2007	Third quarter ended December 31, 2007
Basic net income per share	¥69.03	¥84.64	$0.74
Diluted net income per share	69.00	84.62	0.74

Weighted-average common share outstanding	137,239,132	137,307,136
Diluted weighted-average common shares outstanding	137,296,666	137,336,172

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007	Nine months ended December 31, 2007
Cash flows from operating activities:
Net income	¥14,587	¥17,910	¥16,211	$156,899
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	7,916	9,199	11,757	80,587
Provision for doubtful receivables	20	(27)	(76)	(236)
Loss on sale or disposal of property and equipment, net	125	247	829	2,164
Equity in net income of an affiliated company	(78)	(135)	(138)	(1,183)
Minority interest	501	1,159	575	10,153
Deferred income taxes	(729)	(1,763)	2,621	(15,445)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(12,357)	(16,770)	4,716	(146,912)
Increase in inventories	(4,406)	(976)	(4,298)	(8,550)
Increase (decrease) in trade notes and accounts payable	3,389	(2,555)	3,354	(22,383)
Increase (decrease) in accrued income taxes	2,735	7,307	(7,190)	64,012
Increase in accrued expenses	4,786	2,055	3,567	18,003
Increase (decrease) in deferred revenue	724	(35)	309	(307)
Other, net	(1,742)	3,944	(413)	34,551

Net cash provided by operating activities	15,471	19,560	31,824	171,353
Cash flows from investing activities:
Capital expenditures	(7,859)	(10,666)	(9,308)	(93,438)
Proceeds from sales of property and equipment	423	1	425	9
Acquisition of new subsidiaries, net of cash acquired	(202)	—	(202)	—
Increase in lease deposits, net	(657)	(2,601)	(705)	(22,786)
Acquisition of business	(1,061)	—	(1,096)	—
Other, net	(180)	(221)	(212)	(1,936)

Net cash used in investing activities	(9,536)	(13,487)	(11,098)	(118,151)
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,119)	—	(1,119)	—
Repayments of long-term debt	(1,844)	(444)	(1,995)	(3,890)
Principal payments under capital lease obligations	(1,993)	(1,953)	(2,814)	(17,109)
Proceeds from issuance of bonds	—	15,000	—	131,406
Redemption of bonds	(20,000)	(20,000)	(20,000)	(175,208)
Dividends paid	(7,137)	(7,214)	(7,420)	(63,197)
Purchases of treasury stock	(80)	(22)	(93)	(193)
Other, net	207	32	229	280

Net cash used in financing activities	(31,966)	(14,601)	(33,212)	(127,911)
Effect of exchange rate changes on cash and cash equivalents	1,082	598	1,125	5,239
Net decrease in cash and cash equivalents	(24,949)	(7,930)	(11,361)	(69,470)
Cash and cash equivalents, beginning of the period	68,694	57,333	68,694	502,260

Cash and cash equivalents, end of the period	¥43,745	¥49,403	¥57,333	$432,790

6. Segment Information (Unaudited)

a . Segment Information

(Nine months ended December 31)

Nine months ended December 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥128,378	¥66,576	¥11,847	¥5,636	¥212,437
Intersegment	1,069	60	—	(1,129)	—

Total	129,447	66,636	11,847	4,507	212,437
Operating expenses	100,129	61,177	10,325	14,108	185,739

Operating income (loss)	¥29,318	¥5,459	¥1,522	¥(9,601)	¥26,698

Nine months ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥139,979	¥64,714	¥12,645	¥12,392	¥229,730
Intersegment	1,161	271	—	(1,432)	—

Total	141,140	64,985	12,645	10,960	229,730
Operating expenses	108,005	60,268	10,733	18,570	197,576

Operating income (loss)	¥33,135	¥4,717	¥1,912	¥(7,610)	¥32,154

Nine months ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,226,272	$566,921	$110,775	$108,559	$2,012,527
Intersegment	10,171	2,374	—	(12,545)	—

Total	1,236,443	569,295	110,775	96,014	2,012,527
Operating expenses	946,167	527,972	94,025	162,681	1,730,845

Operating income (loss)	$290,276	$41,323	$16,750	$(66,667)	$281,682

(Year ended March 31, 2007)

Year ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,654	¥88,326	¥16,744	¥11,555	¥280,279
Intersegment	1,206	133	—	(1,339)	—

Total	164,860	88,459	16,744	10,216	280,279
Operating expenses	133,463	80,937	14,574	23,160	252,134

Operating income (loss)	¥31,397	¥7,522	¥2,170	¥(12,944)	¥28,145

(Third quarter ended December 31)

Third quarter ended December 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥65,544	¥22,185	¥4,129	¥980	¥92,838
Intersegment	363	6	—	(369)	—

Total	65,907	22,191	4,129	611	92,838
Operating expenses	47,975	20,104	3,611	4,565	76,255

Operating income (loss)	¥17,932	¥2,087	¥518	¥(3,954)	¥16,583

Third quarter ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥66,769	¥20,974	¥5,045	¥3,199	¥95,987
Intersegment	393	112	—	(505)	—

Total	67,162	21,086	5,045	2,694	95,987
Operating expenses	47,331	19,982	4,083	5,479	76,875

Operating income (loss)	¥19,831	¥1,104	¥962	¥(2,785)	¥19,112

Third quarter ended December 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$584,924	$183,741	$44,196	$28,024	$840,885
Intersegment	3,443	981	—	(4,424)	—

Total	588,367	184,722	44,196	23,600	840,885
Operating expenses	414,639	175,050	35,769	47,998	673,456

Operating income (loss)	$173,728	$9,672	$8,427	$(24,398)	$167,429

Notes:	1.	Primary businesses of each segment are as follows:
		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products of our Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia businesses.
		Health & Fitness Segment:	Management of fitness clubs / Production, manufacture and sale of fitness machines and health service products.
		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and Casino Management System for casinos.
	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	3.	“Corporate” primarily consists of administrative expenses of the Company.
	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

b . Geographic Information

(Nine months ended December 31)

Nine months ended December 31, 2006	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥155,660	¥23,333	¥27,591	¥5,853	¥212,437	—	¥212,437
Intersegment	21,221	1,138	271	313	22,943	¥(22,943)	—

Total	176,881	24,471	27,862	6,166	235,380	(22,943)	212,437
Operating expenses	151,876	26,293	25,145	5,497	208,811	(23,072)	185,739

Operating income (loss)	¥25,005	¥(1,822)	¥2,717	¥669	¥26,569	¥129	¥26,698

Nine months ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥171,727	¥21,673	¥30,512	¥5,818	¥229,730	—	¥229,730
Intersegment	15,826	3,483	33	408	19,750	¥(19,750)	—

Total	187,553	25,156	30,545	6,226	249,480	(19,750)	229,730
Operating expenses	160,001	25,096	26,626	5,659	217,382	(19,806)	197,576

Operating income	¥27,552	¥60	¥3,919	¥567	¥32,098	¥56	¥32,154

Nine months ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,504,398	$189,864	$267,297	$50,968	$2,012,527	—	$2,012,527
Intersegment	138,642	30,513	289	3,574	173,018	$(173,018)	—

Total	1,643,040	220,377	267,586	54,542	2,185,545	(173,018)	2,012,527
Operating expenses	1,401,673	219,852	233,254	49,575	1,904,354	(173,509)	1,730,845

Operating income	$241,367	$525	$34,332	$4,967	$281,191	$491	$281,682

(Year ended March 31, 2007)

Year ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	205,831	40,346	28,860	7,249	282,286	(30,152)	252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

(Third quarter ended December 31)

Third quarter ended December 31, 2006	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥56,459	¥11,541	¥22,474	¥2,364	¥92,838	—	¥92,838
Intersegment	13,771	599	34	136	14,540	¥(14,540)	—

Total	70,230	12,140	22,508	2,500	107,378	(14,540)	92,838
Operating expenses	56,643	12,969	18,438	2,126	90,176	(13,921)	76,255

Operating income (loss)	¥13,587	¥(829)	¥4,070	¥374	¥17,202	¥(619)	¥16,583

Third quarter ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥59,966	¥9,647	¥24,055	¥2,319	¥95,987	—	¥95,987
Intersegment	11,337	1,299	33	248	12,917	¥(12,917)	—

Total	71,303	10,946	24,088	2,567	108,904	(12,917)	95,987
Operating expenses	57,885	10,299	19,253	2,339	89,776	(12,901)	76,875

Operating income (loss)	¥13,418	¥647	¥4,835	¥228	¥19,128	¥(16)	¥19,112

Third quarter ended December 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$525,326	$84,512	$210,732	$20,315	$840,885	—	$840,885
Intersegment	99,317	11,380	289	2,173	113,159	$(113,159)	—

Total	624,643	95,892	211,021	22,488	954,044	(113,159)	840,885
Operating expenses	507,096	90,224	168,664	20,491	786,475	(113,019)	673,456

Operating income (loss)	$117,547	$5,668	$42,357	$1,997	$167,569	$(140)	$167,429

1)	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.
2)	North America presented in the table above consists substantially of the United States.

Notes:

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).